05037172

SECU[illegible] [illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 5 2005 WASH. D.C. 202

SEC FILE NUMBER
8-~~066457~~ 51976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 AND ENDING 12-31-04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AZROC Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4055 Monroeville Blvd., Building 1, Suite 410
(No. and Street)

Monroeville, PA 15146
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mohammad A. Samad 412-372-1750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michell, Rodger D.
(Name – *if individual, state last, first, middle name*)

P. O. Box 735 Bethel Park PA 15102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mohammad A. Samad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AZROC Capital Management, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
Ramona R. Kernan, Notary Public
Monroeville Boro., Allegheny County
My commission expires October 30, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

RODGER D. MICHELL
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE 412-854-0683
FAX 412-854-0245

P.O. BOX 735
BETHEL PARK, PENNSYLVANIA 15102

To the Board of Directors
AZROC Capital Management, Inc.
Monroeville, Pennsylvania

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of AZROC Capital Management, Inc. (the Company) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AZROC Capital Management, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bethel Park, Pennsylvania
February 14, 2005

AZROC CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 56,047
Money Market Accounts	37,586
Commissions and Fees Receivable	157,247
Deposit with clearing firm	25,000
Investments, at market	10,090
Prepayments	68
Property and equipment, net of accumulated depreciation of $35,409	67,280
Total Assets	$ 353,318

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable and accrued expenses	$ 3,335
Payroll taxes withheld	403
Total Liabilities	3,738
Stockholder's Equity	
Common Stock, no-par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	6,780
Retained Earnings	341,800
Total Stockholder's Equity	349,580
Total Liabilities and Stockholder's Equity	$ 353,318

The accompanying notes are an integral part of these financial statements.

AZROC CAPITAL MANAGEMENT, INC.

INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Commission and fee income	$1,616,372
Dividend Income	1,915
Total revenues	1,618,287
Expenses	
Salaries and related benefits	603,759
Other expenses	73,035
Occupancy	33,439
Depreciation	12,984
Professional services	11,966
Total Expenses	735,183
Net Income before other income (loss)	883,104
Other Income (loss)	
Unrealized investment loss	(23,010)
Net income	$ 860,094

The accompanying notes are an integral part of these financial statements.

AZROC CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK		ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS
	SHARES	AMOUNT		
Balance January 1, 2004	1,000	$ 1,000	$ 6,780	$ 340,706
Net income				860,094
Dividends				(859,000)
Balance, December 31, 2004	1,000	$ 1,000	$ 6,780	$ 341,800

The accompanying notes are an integral part of these financial statements.

AZROC CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net income	$ 860,094
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation	12,984
Unrealized loss on investments	23,010
Increase in Commissions and Fees Receivable	(65,274)
Net income from limited partnership interest	(168)
Decrease in prepayments	1,482
Increase in accounts payable and accrued expenses	2,011
Decrease in withheld payroll taxes	303
Net cash provided from operating activities	834,442
Cash flows from investing activities	
Equipment purchases	(38,144)
Liquidation of partnership interest	48,781
Net cash provided from investing activities	10,637
Cash flows from financing activities	
Dividends	(859,000)
Net decrease in cash	(13,921)
Cash, beginning of year	107,554
Cash, end of year	$ 93,633

SUPPLEMENTAL INFORMATION

Cash paid during the year for interest and income taxes	$ -
Non cash financing and investing activities:	none

The accompanying notes are an integral part of these financial statements.

NOTE A ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer and a member of the National Association of Securities Dealers (NASD), and is supervised by the Securities and Exchange Commission (SEC), and is also an SEC registered investment advisory firm. The Company was incorporated in the state of Pennsylvania in 2000. Operations as a broker-dealer began in 2002 after the Company received its membership upon its merger with Anderson Samad, Inc., member NASD, SIPC.

NOTE B SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commission Income and Investment Advisory Income

Commission income and related commissions payable to sales representatives are recorded on a trade date basis. Investment advisory fees are received quarterly but are recognized monthly as earned. No allowance for uncollectible accounts is considered necessary.

Income Taxes

The shareholder has consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code which provide for the Company's income to be taxed directly to its shareholder. Accordingly, no provision for federal or state income taxes has been included in the accompanying financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand and in banks, and money market accounts to be cash equivalents.

NOTE C PROPERTY AND EQUIPMENT

Equipment and leasehold improvements are carried at cost. Expenditures for maintenance and repairs are charged against operations, while renewals and betterments that materially extend the lives of assets are capitalized. Depreciation is computed for financial statement purposes on a straight line basis over 3-7 years, which is management's determination of the estimated useful lives of the assets. Property and equipment consisted of the following as of December 31, 2004:

Automobile	$ 39,720
Computers and equipment	25,472
Furniture and fixtures	33,726
Telephone equipment	3,771
	102,689
Less accumulated depreciation	(35,409)
	$ 67,280

NOTE D LEASES

The Company leases its office space, and has related obligations under an operating lease with initial noncancellable terms in excess of one year. For the year ended December 31, 2004 rental expense paid under this arrangement was $33,439. The lease contains provisions for adjustments for changes in operating costs and real estate taxes.

The lease may be terminated by the Company after October, 2004 with three months advance notice. As of December 31, 2004, future rentals due under the agreement are $33,439 for the year ending December 31, 2005, and $22,293 for the year ending December 31, 2006, for a total of $55,732.

NOTE E RELATED PARTY TRANSACTIONS

Transactions with Shareholder and Director

During 2003 the Company purchased through its shareholder a new vehicle costing $39,720. Under terms of the agreement, title is with the shareholder and the Company is to incur directly the costs of owning and maintaining the vehicle. During 2004 the Company incurred approximately $2,700 for maintaining the vehicle.

Affiliated Companies

At December 31, 2003, the Company was a general partner in a limited partnership called AZROC1 LP, and had a capital investment of $48,613. During the year 2004 the Company's earnings from the partnership were $168, and the Company (along with the other partners) withdrew its capital of $48,781 from the partnership and terminated the partnership.

NOTE F DEPOSIT WITH CLEARING ORGANIZATION

The Company has $25,000 cash on deposit with its clearing firm, FISERV Securities, Inc., member NASD, SIPC.

NOTE G INVESTMENTS

The Company has recorded investments in warrants and stocks related to the NASD/NASDAQ Phases 1 and 2 restructuring. The investments are recorded at lower of cost or market, and consist of 1,000 shares of THE NASDAQ STOCK MARKET, INC. costing $13,000, and 1,500 warrants to purchase 1,500 shares of THE NASDAQ STOCK MARKET, INC. costing $20,100 for a total cost of $33,100. At December 31, 2004 the market value of the stock was $10,090 and the market value of the warrants was undeterminable. Additionally, there was no established market for the warrants. The warrants expire June 27, 2006.

For purposes of determining unrealized gain or loss on these investments, management of the Company has classified these investments as trading. For the year ended December 31, 2004 the statement of income includes an unrealized loss of $23,010 resulting from recording these investments at the lower of cost or market.

NOTE H MAJOR CUSTOMER

The Company earns over 50% of its revenues from commissions earned through trades of one customer, and the loss of that customer could have a materially adverse effect on the Company. While the contract between the parties is cancelable with 30 days notice, the customer has continuously dealt with the Company or its founder since 1991.

NOTE I SIMPLIFIED EMPLOYEE PENSION PLAN

The Company maintains a simplified employee pension plan covering substantially all employees. Contributions paid for the year 2004, as of December 31, 2004, were $88,188.

NOTE J NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, with a minimum net capital requirement of $5,000. At December 31, 2004 the Company had net capital of $271,390, which was $266,390 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.01 to 1.

AZROC CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Computation of net capital	
Total stockholder's equity	$ 349,580
Nonallowable assets	
Securities not readily marketable	10,090
Property and equipment, net	67,280
Prepayments	68
Total nonallowable assets	77,438
Net capital before haircuts	272,142
Haircut on money market accounts	752
Net Capital	$ 271,390
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004)	$ 271,390

Computation of basic net capital required
Net capital required is the greater of $5,000 (the minimum dollar requirement of reporting broker dealer) or 6.67% of the aggregate indebtedness (total liabilities):

Aggregate indebtedness	
Total liabilities	$ 3,738
Aggregate indebtedness X 6.67%	$ 249
Net capital (from above)	$ 271,390
Less basic net capital required	(5,000)
Net capital in excess of requirement	$ 266,390
Ratio of aggregate indebtedness to net capital	0.01 : 1

AZROC CAPITAL MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER
RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

The Company is exempt from this requirement under Rule 15c3-3(k)(2)ii.

RODGER D. MICHELL
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE 412-854-0683
FAX 412-854-0245

P.O. BOX 735
BETHEL PARK, PENNSYLVANIA 15102

To the Board of Directors
AZROC Capital Management, Inc.
Monroeville, Pennsylvania

REPORT ON INTERNAL CONTROL

In planning and performing my audit of the financial statements and supplemental schedules of AZROC Capital Management, Inc. (the Company), for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-(5)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17(a)-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bethel Park, Pennsylvania
February 14, 2005